Exhibit 99.1

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

231 Val des Bons Malades
L-2121 Luxembourg-Kirchberg	RC: Luxembourg B22.232

ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

AUDITOR’S REPORT

To the Shareholders of
Espirito Santo Financial Group S.A.
231, Val des Bons Malades
L-2121 Luxembourg

We have audited the accompanying financial statements of Espirito Santo Financial Group S.A. for the year ended December 31, 2004. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached financial statements give, in conformity with Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Espirito Santo Financial Group S.A. as of December 31, 2004 and of the results of its operations for the year then ended.

Luxembourg, April 6, 2005	KPMG Audit S.à r.l.
Réviseurs d’Entreprises

E. Dollé

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

BALANCE SHEET AT DECEMBER 31

	Notes	2003	2004

		Euros	Euros
ASSETS

UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES	3	4 348 117	2 866 454

DISCOUNT ON CONVERTIBLE BOND ISSUES	4	6 783 333	4 583 333

FIXED FINANCIAL ASSETS
Investments in subsidiaries and affiliated undertakings	5	847 479 256	863 379 951
Loans and long-term advances to subsidiaries and affiliated undertakings	6	459 056 562	459 023 238
Other financial assets	7	12 039 064	9 541 803

CURRENT ASSETS
Debtors	8	6 118 498	14 994 836
Negotiable securities		15 627 652	2 274 208
Cash and short term deposits with banks	9	59 886 844	61 664 536

PREPAYMENTS AND ACCRUED INCOME		89 512	146 022

		1 411 428 838	1 418 474 381

LIABILITIES

CAPITAL AND RESERVES
Subscribed capital	10	479 085 550	479 085 550
Share premium	11	170 526 368	170 526 368
Legal reserve	11	24 350 000	24 515 510
Free reserves	11	137 891 589	136 245 349

CREDITORS
Borrowings	12	310 000 000	310 000 000
Other debts	13	286 265 206	282 949 371

RESULT FOR THE YEAR		3 310 125	15 152 233

		1 411 428 838	1 418 474 381

The accompanying notes 1 to 18 form an integral part of these financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31

	Notes	2003	2004

		Euros	Euros
EXPENSES

Interest and similar charges		35 325 690	31 525 017
(of which:
derives from subsidiaries and affiliated undertakings		21 717 568	15 997 560)
Amortisation of costs in respect of debt securities	3	1 481 664	1 481 663
Other charges	14	21 036 248	9 408 203

		57 843 602	42 414 883
Result for the year		3 310 125	15 152 233

		61 153 727	57 567 116

INCOME

Income generated from fixed financial assets	15	60 366 123	55 083 814
Interest income generated from current assets		519 063	1 187 614
(of which:
derives from subsidiaries and affiliated undertakings		492 426	920 707)
Other income	16	268 541	1 295 688

		61 153 727	57 567 116

The accompanying notes 1 to 18 form an integral part of these financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 1 — ACTIVITY

Espírito Santo Financial Group SA (“the Company” or “ESFG”), formerly Espírito Santo Financial Holding SA, is a limited liability company (société anonyme) incorporated under Luxembourg law on November 28, 1984 for an unlimited duration.

Espírito Santo Financial Group SA is the holding company of the banking and financial activities of the Espírito Santo group. The non-financial interests of the group are held by Espírito Santo Resources Ltd., Nassau. The Company and Espírito Santo Resources Ltd, Nassau, are subsidiaries of E.S. International SA (ESI), a Luxembourg company.

The Company has extensive transactions and relationships with members of the Espírito Santo group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with wholly unrelated parties.

Consolidated financial statements are available at the Company’s registered office at 231, Val des Bons-Malades in Luxembourg.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting convention and basis of presentation

The financial statements have been prepared, for all years presented, in conformity with Luxembourg legal and regulatory requirements, under the historical cost convention.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income and expenses recognition

Income and expenses are generally recognized on an accrual basis. Dividends from investments are accounted for as income when received.

Expenses arising on issuance of debt securities are amortised over the life of the bonds.

Discount arisen on debt securities issues

Discounts arising in respect of convertible bond issues are amortised in line with the conversion or the life of the securities, whichever period is shorter. Discounts relating to non-convertible debt securities isssues are amortised over the life of the bonds.

Fixed financial assets

Fixed financial assets are stated at acquisition cost. Provisions for write down are made when an impairment loss is identified.

Investments in negotiable securities

Investments in negotiable securities are stated at the lower of cost and market value. Unrealised losses are recognised through the profit and loss account.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

Foreign currencies

The books of accounts are maintained in Euro. Transactions in foreign currencies during the year are recorded at exchange rates ruling at the time the transactions take place. All assets and liabilities expressed in currencies other than Euro are translated at exchange rates ruling at the year end, except for investments in subsidiaries and affiliated undertakings which are kept at historical exchange rates. Any exchange gains or losses are recognised in the profit and loss account.

NOTE 3 — UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES

	2003	2004

	Euros	Euros
Costs in respect of debt securities	7 408 317	7 408 317

Amortisation at beginning of year	(1 578 536)	(3 060 200)
Amortisation for the year	(1 481 664)	(1 481 663)

Amortisation at end of year	(3 060 200)	(4 541 863)

Unamortised cost at end of year	4 348 117	2 866 454

NOTE 4 — DISCOUNT ON CONVERTIBLE BOND ISSUES

	2003	2004

	Euros	Euros
Discount on Euro 110,000,000 3.47% 2007 – issued January 2002	11 000 000	11 000 000

Amortisation at beginning of year	(2 016 667)	(4 216 667)
Amortisation for the year	(2 200 000)	(2 200 000)

Amortisation at end of year	(4 216 667)	(6 416 667)

Net discount at end of year	6 783 333	4 583 333

The Euro 110,000,000 convertible bond issued in January 2002 (see Note 12) at 90% of its principal amount resulted in a discount of Euro 11,000,000 to be amortised over the duration of the issue. The amortisation is included under interest and similar charges.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 5 — INVESTMENTS IN SUBSIDIARIES AND AFFILIATED UNDERTAKINGS

		2003	2004	Percentage of capital held

Company	Location	Euros	Euros

Espírito Santo Financial (Portugal) SGPS, SA	Portugal	437 117 693	437 117 693	100.0
Bespar SGPS	Portugal	33 572 480	33 572 480	1.6
Banco Espírito Santo SA	Portugal	25 706 624	29 805 775	0.8
Espírito Santo Saúde SGPS	Portugal	3 750 000	7 500 000	15.0
ESFIL – Espírito Santo Financière SA	Luxembourg	60 139 112	60 139 112	100.0
Partran SGPS SA	Portugal	220 690 722	220 690 722	66.7
CENTUM – Sociedade Gestora de Participações Sociais SA	Portugal	59 563 921	59 563 921	100.0
ESIA-Inter-Atlântico Companhia de Seguros SA	Portugal	34 932 836	—	—
Compagnie Bancaire Espírito Santo SA	Switzerland	154 764	154 764	1.0
ESFG Overseas Ltd.	Cayman Islands	1	1	100.0
ES Bank (Panama) SA	Panama	6 794 523	17 274 793	66.7
ES Venture Ltd	British Virgin Islands	10 000	10 000	100.0
ES Equipamentos e Segurança SA	Portugal	41 605	41 605	35.0
Others		4 975	4 975	—

		882 479 256	865 875 841
Provision for write down of investments in group companies		(35 000 000)	(2 495 890)

		847 479 256	863 379 951

During 2004 the following transactions took place:

—	purchase of additional 299,946 shares of Banco Espírito Santo SA

—
sale of ESIA to Companhia de Seguros Tranquilidade SA, a group related company for a total consideration of Euro 7,678,318, including a loan in the amount of Euro 3,000,000 granted in 2004 and sold at its nominal value. This sale generated a loss of Euro 30,254,518. Additionally the Company released a provision for write down of investment in ESIA amounting to Euro 32,504,110. Consequently, the net result of the sale of ESIA amounted to Euro 2,249,592 (see Note 15).

—	subscription of 1,875,000 shares in the capital increase of Espírito Santo Saúde SGPS for an amount of Euro 3,750,000

—	subscription of 13,333 shares of the capital incresase of ES Bank (Panama) SA for an amount of US$ 13,333,000 corresponding to Euro 10,480,270 at the date of acquisition.

During 2003 the Company lent 1 million shares of Partran SGPS to Bespar SGPS. The shares were lent for an amount of Euro 5,000,000 and will return to the Company in 2006.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

The shareholders’ equity and the net income of the subsidiaries in which the Company owns more than 20% at 31 December 2004 and 2003 are as follows:

	Shareholders’ equity	Net Income

	Eur’000	Eur’000
Espírito Santo Financial (Portugal) SGPS SA
31/12/2004	307 941	5 854
31/12/2003	351 877	15 810
ESFIL – Espírito Santo Financière SA
31/12/2004	75 435	4 034
31/12/2003	81 547	9 732
Partran SGPS SA
31/12/2004	115 151	(2 707)
31/12/2003	117 859	(7 202)
Centum SGPS SA
31/12/2004	10 114	468
31/12/2003	9 645	1 153
ESIA – Inter-Atlântico Companhia de Seguros SA
31/12/2004	—	—
31/12/2003	2 570	(6 496)
ES Bank (Panama) SA
31/12/2004	34 382	1 760
31/12/2003	9 945	4 146
ES Venture Ltd
31/12/2004	(613)	(23)
31/12/2003	(614)	(624)
ESFG Overseas Ltd
31/12/2004	281 211 (*)	—
31/12/2003	281 211 (*)	—
ES Equipamentos e Seguranca SA
31/12/2004	(997)	(56)
31/12/2003	(941)	(440)

(*) Include Euro 281,210,536 Non-cumulative Guaranteed Preference Shares which are not owned by ESFG.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 6 — LOANS AND LONG-TERM ADVANCES TO SUBSIDIARIES AND AFFILIATED UNDERTAKINGS

	2003	2004

	Euros	Euros
ESFIL – Espírito Santo Financière SA	48 800 365	49 032 409
Espírito Santo Financial (Portugal) SGPS SA	340 170 461	340 170 461
Centum SGPS SA	21 316 477	20 816 477
Partran SGPS SA	42 362 567	43 951 891
ES Venture	6 406 692	5 052 000

	459 056 562	459 023 238

The balance due from ESFIL represents a revolving loan of CHF 59,040,000, a revolving subordinated loan of CHF 10,000,000 (both granted on December 23, 1993 and outstanding as of December 31, 2004 and 2003) and a new loan of EUR 4,300,000 granted on November 16, 2004. On November 16, 2004 the US$ 5,700,000 outstanding as of December 31, 2003 was repaid by ESFIL. The loans bear interest and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from Espírito Santo Financial (Portugal) SGPS SA represents the following revolving loans:

—	Euro 71,879,127 granted on December 20, 2000 of which Euro 908,127 was repaid in 2002

—	Euro 169,300,000 granted on November 29, 2002

—	Euro 67,399,461 granted on December 20, 2002

—	Euro 1,000,000 granted on January 30, 2003

—	Euro 31,500,000 granted on July 04, 2003

The loans bear no interest and will be reimbursed, based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from Centum SGPS SA represents the following revolving loans:

—	Euro 9,989,723 granted on July 28, 2000 of which Euro 1,500,000 was repaid during 2002, Euro 1,100,000 during 2003 and Euro 500,000 during 2004

—	Euro 1,346,754 granted on December 22, 2000

—	Euro 11,000,000 granted on December 21, 2001

—	Euro 1,580,000 granted on April 29, 2003

The loans bear no interest and will be reimbursed, based either on a notice given by the lender or on mutual agreement between the two parties.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

The receivable from Partran SGPS SA represents the following revolving loans:

—	Euro 2,722,136 granted on October 9, 2001,

—	Euro 2,264,113 granted on January 9, 2002

—	Euro 2,063,436 granted on April 9, 2002

—	Euro 2,182,776 granted on July 9, 2002

—	Euro 2,177,959 granted on October 9, 2002

—	Euro 26,668,000 granted on December 30, 2002

—	Euro 2,054,836 granted on January 9, 2003

—	Euro 1,824,091 granted on April 9, 2003

—	Euro 405,220 granted on October 7, 2003

—	Euro 403,365 granted on January 7, 2004

—	Euro 396,158 granted on April 5, 2004

—	Euro 388,049 granted on July 7, 2004

—	Euro 401,752 granted on October 7, 2004

The loans bear no interest and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties, but not before one year.

The receivable from ES Venture represents advances made during 2002 and 2003. In 2004 ES Venture repaid Euro 1,354,692. These advances bear no interest and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

NOTE 7 — OTHER FINANCIAL ASSETS

Other financial assets include Euro 9,516,717 (2003: Euro 12,013,979) related with Life-Insurance policies in favour of the Company and some of its Directors.

NOTE 8 — DEBTORS

Debtors balances comprise essentially short term advances to and receivables from affiliated undertakings and related entities.

	2003	2004

	Euros	Euros
Companhia de Seguros Tranquilidade SA	508 715	7 947 071
Banco Espírito Santo SA	786 712	894 804
ESFIL – Espírito Santo Financière SA	4 794 167	5 753 756
Others	28 904	399 205

	6 118 498	14 994 836

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 9 — CASH AND SHORT TERM DEPOSITS WITH BANKS

Cash and short term deposits with banks are mainly with Banco Espírito Santo SA, a bank subsidiary.

NOTE 10 — SHARE CAPITAL

	2003	2004

	Euros	Euros
Ordinary shares
Authorised:
100,000,000 (2003 – 100,000,000) shares of Euros 10 (2003 – Euros 10) each	1 000 000 000	1 000 000 000

Subscribed, issued and fully paid:
47,908,555 (2003: 47,908,555) shares of Euros 10 (2003 – Euros 10) each	479 085 550	479 085 550

NOTE 11 — SHARE PREMIUM, RESERVES AND PROFIT BROUGHT FORWARD

	Share premium	Legal reserve	Free reserves

	Euros	Euros	Euros
December 31, 2003	170 526 368	24 350 000	137 891 589
Prior year profit	—	—	3 310 125
Appropriation to legal reserve	—	165 510	(165 510)
Dividend paid	—	—	(4 790 855)

December 31, 2004	170 526 368	24 515 510	136 245 349

Under Luxembourg law, a minimum of 5% of the profit for the year must be transferred to a legal reserve until this reserve equals 10% of the issued share capital. The legal reserve is not available for distribution. The free reserves are available for distribution at the discretion of the shareholders.

The appropriation of the 2003 result was approved at the annual general meeting of shareholders on May 28, 2004. The shareholders decided to pay a dividend of Euros 0.10 per share on 47,908,555 ordinary shares issued at December 31, 2003.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 12 — BORROWINGS

	2003	2004

	Euros	Euros
Fixed Rate Convertible Notes due 2006	200 000 000	200 000 000
Fixed Rate Convertible Notes due 2007	110 000 000	110 000 000

	310 000 000	310 000 000

ESFG has the following convertible bond issues outstanding at December 31, 2004:

—
Euro 200,000,000 4.75% Convertible Bonds due 2006 constituted by a Trust Deed dated 12 November, 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible at any time from December 24, 2001 to November 6, 2006 into Ordinary Shares at an initial conversion price of Euro 21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the Bonds have been converted to date.

—
Euro 110,000,000 3.47% Convertible Bonds due 2007 constituted by a Trust Deed dated 7 February, 2002 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible on or after March 19, 2002 to February 7, 2007 into Ordinary Shares at an initial conversion price of Euro 22.892 per Ordinary Share or ADS. Interest is payable annually on February 7 each year. The bonds were issued at 90% of their principal amount. None of the Bonds have been converted to date.

NOTE 13 — OTHER DEBTS

	2003	2004

	Euros	Euros
Interest payable (less than one year)	4 668 929	4 679 386
Payable to group companies (more than one year)	280 745 062	277 899 804
Sundry payables (less than one year)	851 215	370 181

	286 265 206	282 949 371

Payable to group companies include Euro 277,899,804 due to ESFG Overseas Ltd (2003: Euro 280,262,118). The advance from ESFG Overseas Ltd is revolving and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties. In 2004, the interest charge was Euro 15,997,372 (2003: Euro 14,756,166).

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 14 — OTHER CHARGES

In 2004 other charges include Euro 1,107,432 (2003: Euro 8,368,333) paid to ESFG Overseas Ltd, within the guarantee issued in 1998 related to the Non-cumulative Guaranteed Preference Shares (see Note 17) and Euro 3,610,440 representing foreign exchange difference on life insurance policies in favour of the Company and some of its Directors (see Note 7).

NOTE 15 — INCOME GENERATED FROM FIXED FINANCIAL ASSETS

	2003	2004

	Euros	Euros
Dividend income
Banco Espírito Santo SA	200 546	485 725
ESFIL – Espírito Santo Financière SA	18 000 000	—
Espírito Santo Financial (Portugal) SA	39 507 600	49 790 400
Bespar SGPS	342 750	189 180
Others	34 015	33 803

Total dividend income	58 084 911	50 499 108
Income from sale of investments in subsidiary companies	—	2 295 863
Interest income on loans to subsidiary companies	2 281 212	2 288 843

	60 366 123	55 083 814

Income from sale of investments in subsidiary companies in 2004 includes Euro 2,249,592 from the sale of the Company’s investment in ESIA to Companhia de Seguros Tranquilidade SA, as referred to in Note 5.

NOTE 16 — OTHER INCOME

	2003	2004

	Euros	Euros
Gain on sale of negotiable securities	—	1 235 201
Other	268 541	60 487

	268 541	1 295 688

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 17 — COMMITMENTS AND CONTINGENCIES

In June 1998, ESFG issued a guarantee to ESFG Overseas Ltd to cover the payment of dividends and liquidation of the Non-cumulative Guaranteed Preference Shares in the amount of Euro 153,387,564 (formerly DEM 300 million) and Euro 127,822,970 (formerly DEM 250 million) issued by ESFG Overseas Ltd, Cayman Islands.

Under this guarantee, ESFG irrevocably and unconditionally agrees to pay the holders of the preference shares the guaranteed payments, as and when due, regardless of any defence, right of set-off or counterclaim which ESFG Overseas Ltd may have or assert. This guarantee is continuing, irrevocable, unconditional and absolute.

NOTE 18 — TAXATION

On September 6, 2002 an extraordinary general assembly of shareholders decided to change the tax status of the Company from that of a 1929 holding company to that of an ordinary taxable investment company. Consequently, until such date, the Company qualified under Luxembourg law as a holding company and accordingly no Luxembourg taxes on income or capital gains were payable; the Company was subject to an annual “taxe d’abonnement” on the average market value of the issued share capital at the rate of 0.20% per annum. Since then the Company is subject to the general tax regulations applicable to investment companies.